**Drink Monday Inc.**

# ANNUAL REPORT

6691 Corte Maria
Carlsbad, CA 92009
760.454.0260
https://drinkmonday.co/

This Annual Report is dated April 28, 2026.

## BUSINESS

Company Overview

Drink Monday, Inc. ("Monday" or the "Company") is a pioneer brand in the burgeoning non-alcoholic beverage category serving premium spirits to consumers demanding cocktails without compromise.

Our drinks portfolio targets spirit categories that allow Monday to stand out with bold, complex flavor profiles that look, feel, and most importantly taste like familiar top-shelf spirits that mix 1:1 in classic cocktails.

Business Model

Our initial digital-first, e-commerce (DTC/AMZN/select partners) approach put us in a strong early position to reach broad audiences quickly.

Recently, we've expanded into a multi-channel approach (B2B) where we plan to expand into retail/brick-and-mortar.

**Previous Offerings**

Name: Series Seed Preferred Stock
Type of security sold: Equity
Final amount sold: $425,676.00

Number of Securities Sold: 255,845
Use of proceeds: Brick and Mortar Expansion, Digital Growth Marketing, and Research and Development.
Date: June 28, 2022
Offering exemption relied upon: Regulation CF

---

Type of security sold: SAFE
Final amount sold: $2,091,423.00
Use of proceeds: Fund marketing spend, operations, and inventory
Date: August 20, 2021
Offering exemption relied upon: Regulation CF

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

### Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:
Year ended December 31, 2025, compared to year ended December 31, 2024
Revenue Revenue in 2025 was $1,125,338, a decline of 42.3% compared to $1,950,306 in 2024. The decline was driven by reduced sales across all channels, including Shopify DTC ($452,567, down 39.9%), Amazon ($302,827, down 57.4%), and wholesale ($367,009, down 38.3%). The Company strategically reduced advertising investment during this period, which contributed to top-line compression in order to preserve operating cash.
Cost of Revenue Cost of goods sold in 2025 was $828,559, down 32.7% from $1,231,569 in 2024, reflecting lower sales volume and reduced fulfillment activity. The primary components were product costs ($555,978), kitting and fulfillment ($238,789), and freight ($25,873). COGS decreased at a slower rate than revenue, reflecting partially fixed fulfillment and storage costs that did not scale down proportionally.
Gross Margins Gross profit in 2025 was $296,779 compared to $718,737 in 2024, a decrease of $421,958. Gross margin as a percentage of revenue declined from approximately 36.8% in 2024 to approximately 26.4% in 2025, primarily due to fixed-cost components of cost of goods sold that did not compress in proportion to the revenue decline.
Expenses The Company's expenses consist of, among other things, personnel costs, modest marketing expenses, selling expenses, software costs, professional services, and general and administrative expenses. Total operating

expenses in 2025 were $312,917, a reduction of 39.0% from $512,743 in 2024. Personnel costs were $144,610, modestly higher than $132,910 in 2024. Selling expenses decreased significantly to $38,968 from $215,671 as the Company reduced commission-based sales activity. Advertising spend declined to $29,872 from $65,999. General and administrative expenses increased to $60,953 from $30,543, primarily due to higher rent, insurance, taxes and licenses, and legal and accounting costs.
Net Income The Company reported a net operating loss of $(16,138) in 2025, compared to net operating income of $205,994 in 2024. Net income for 2025 was $1,230, supported by interest income of $17,369 earned on treasury cash holdings. Interest expense was $0 in 2025 compared to $102,138 in 2024, reflecting the full repayment of the Company's long-term debt obligation during the year.

Historical results and cash flows:
At December 31, 2025, the Company held cash and cash equivalents of $375,268, compared to $552,128 at December 31, 2024. The decline reflects operating cash usage to pay off long-term debt. The Company carried no long-term debt as of December 31, 2025, having fully retired its outstanding loan obligation during 2025. The Company is revenue-generating and achieved positive net income in 2025, though operating profitability remains dependent on revenue scale. Management is focused on stabilizing the core non-alcoholic spirits business while developing its hemp-infused product line as a growth initiative.

**Liquidity and Capital Resources**

At December 31, 2025, the Company had cash of 375267.

**Debt**

The Company has no outstanding debt at this time.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Garrett Potter
Garrett Potter's current primary role is with goPure Brands. Garrett Potter currently services approximately 2 hour(s) per month in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: December 2022 — Present
Responsibilities: Manages the overall business and affairs of the company
Other business experience in the past three years:
Employer: Vessel Brand Inc.
Title: CFO / COO

Dates of Service: May 2019 — December 2022
Responsibilities: Garrett managed the finances, operations, and typical related duties of the company.
Employer: Drink Monday
Title: CFO/COO
Dates of Service: March 2021 — February 2023
Responsibilities: Typical CFO and COO responsibilities including finance, operations, and related duties
Employer: goPure Brands
Title: CFO/COO
Dates of Service: March 2023 — Present
Responsibilities: Garrett is a full-time CFO at goPure Brands responsible for principal accounting duties as well as typical CFO and COO related duties.

Name: Christopher L Boyd
Christopher L. Boyd's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chairman of the Board
Dates of Service: February 2023 — Present
Responsibilities: Founder, CEO, Chairman of the Board.
Other business experience in the past three years:
Employer: Drink Monday
Title: CEO
Dates of Service: April 2019 — January 2023; October 2023 — Present
Responsibilities: Founder and chief executive responsible for general supervision, direction, and control of the business and company officers

Name: Ben Acott
Ben Acott''s current primary role is with ONNIT. Ben Acott currently services approximately 2 hour(s) per month in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: April 2025 — Present
Responsibilities: Manages the overall business and affairs of the company
Other business experience in the past three years:
Employer: Magnetic Labs
Title: CMO
Dates of Service: August 2023 — January 2026
Responsibilities: Ben oversaw the marketing aspects of the company
Employer: Feastables
Title: CMO
Dates of Service: March 2021 — August 2023

Responsibilities: Ben oversaw the marketing aspects of the company
Employer: HotStart VC
Title: Venture Partner
Dates of Service: July 2024 — Present
Responsibilities: Ben is a venture partner and investor of this company

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Ben Acott
Amount and nature of Beneficial ownership: 2,839,583
Percent of class: 20.47%

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Title of class: Common Stock
Stockholder Name: Christopher L Boyd
Amount and nature of Beneficial ownership: 2,050,000
Percent of class: 14.78%

## RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

## OUR SECURITIES

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Seed Shadow Preferred Stock, and SAFE.
Common Stock
Authorized: 13,871,860
Outstanding: 11,068,450
Voting Rights: One vote per share.

Material Rights:
The total amount outstanding includes 2,184,661 shares to be issued pursuant to stock options issued under the Company's 2021 Stock Option Plan.
The total amount outstanding includes 383,789 shares reserved but unissued under the 2021 Stock Option Plan.

Series Seed Preferred Stock
Authorized: 1,535,963
Outstanding: 1,535,963
Voting Rights: Voting is equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held are convertible. Please see below for further details on material rights.
Material Rights:
For further information on the material rights associated with this class of securities, please see the Amended & Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation, Dissolution, Winding Up; Certain Mergers, Consolidations, and Asset Sales. In the event of certain liquidation, dissolution, or winding up of the Company, the holders of Preferred Stock then outstanding must be paid out before payment to the holders of Common Stock.

Conversion. The holders of Preferred Stock have certain conversion rights as well as mandatory conversion obligations.

Dividends. Dividends shall be declared pro rata on the Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder

of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such shareholder.

Preemptive Rights. No stockholder of the Company has a right to purchase shares of capital stock sold or issued by the Company except to the extent that such a right may from time to time be set forth in a written agreement with the stockholder.
Series Seed Shadow Preferred Stock
Authorized: 1,267,447
Outstanding: 0
Material Rights:
Note that these SAFE notes were not considered to have been converted into 1,267,447 shares of Series Seed Shadow Preferred Stock at the time this Regulation Crowdfunding Offering was opened and were erroneously included in the pre-money valuation calculation's fully diluted amount outstanding.

For further information on the material rights associated with this class of securities, please see the Amended & Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Liquidation, Dissolution, Winding Up; Certain Mergers, Consolidations, and Asset Sales. In the event of certain liquidation, dissolution, or winding up of the Company, the holders of Preferred Stock then outstanding must be paid out before payment to the holders of Common Stock.

Conversion. The holders of Preferred Stock have certain conversion rights as well as mandatory conversion obligations.

Dividends. Dividends shall be declared pro rata on the Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such shareholder.

Preemptive Rights. No stockholder of the Company has a right to purchase shares of capital stock sold or issued by the Company except to the extent that such a right may from time to time be set forth in a written agreement with the stockholder.
SAFE
Amount Outstanding: $916,423.00
Conversion Type: CF Shadow Series Stock
Conversion Trigger: See Other Material Terms below.
Valuation Cap: $7,000,000.00
Material Rights:

Note that these SAFE notes were not considered to have been converted into 1,267,447 shares of Series Seed Shadow Preferred Stock at the time this Regulation Crowdfunding Offering was opened and were mistakenly included in the pre-money valuation calculation's fully diluted amount outstanding.

Conversion at Company's Discretion.

If an Equity Financing occurs before a liquidation, dissolution, or the SAFE note terminates, the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing.

Equity Financing. On the completion of the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

Liquidity Event. (i) If there is a Liquidity Event before the termination of the SAFE before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Dissolution Event. If there is a Dissolution Event before the SAFE terminates, subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as-converted basis based on a valuation of Common Stock as determined by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

Termination. The SAFE will terminate upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor

**What it means to be a minority holder**

As a minority holder of Series Seed Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

**RISK FACTORS**

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a

competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series Seed Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Series Seed Preferred Stock in the amount of up to $1.5M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity.

In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Series Seed Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Drink Monday Inc. was formed on 06/06/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Drink Monday Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling

of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Drink Monday or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Drink Monday could harm our reputation and materially negatively impact our financial condition and business.

The Company's Chief Executive Officer currently has multiple roles.
The Company's Chief Executive Officer, Kenneth Young, also currently works for his unrelated companies BASECAMP Consulting Group LLC and Flywheel Strategic Partners. These roles require little of Kenneth's time and he considers his work with Drink Monday as his priority. Kenneth also receives a salary of $120,000 for his CEO work with Drink Monday. While Kenneth's focus is on his work with the Company, there is some level of risk in investing in a company whose CEO holds concurrent employment with unrelated companies.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

**Drink Monday Inc.**

By /s/ Chris Boyd

Title: CEO and Chairman of The Board

By /s/ Chris Boyd

Name: Chris Boyd

Title: CEO and Chairman of The Board

By /s/ Chris Boyd

Name: Chris Boyd

Title: Director

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Exhibit A

**FINANCIAL STATEMENTS**

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# Balance Sheet

## Drink Monday Inc.

As of Dec 31, 2025

| | TOTAL |
|---|---|
| Assets | |
| Current Assets | |
| Bank Accounts | **$375,267.61** |
| Accounts Receivable | **$0.00** |
| Other Current Assets | **$214,622.00** |
| **Total for Current Assets** | **$589,889.61** |
| **Total for Assets** | **$589,889.61** |
| Liabilities and Equity | |
| Liabilities | |
| Current Liabilities | **$0.00** |
| Long-term Liabilities | **$0.00** |
| **Total for Liabilities** | **$0.00** |
| Equity | **$589,889.61** |
| **Total for Liabilities and Equity** | **$589,889.61** |

# Profit and Loss

## Drink Monday Inc.

January-December, 2025

| | TOTAL |
|---|---|
| Income | **$1,125,337.66** |
| Cost of Goods Sold | **$828,558.53** |
| **Gross Profit** | **$296,779.13** |
| Expenses | **$312,917.49** |
| **Net Operating Income** | **-$16,138.36** |
| Other Income | **$17,368.67** |
| Other Expenses | **$0.00** |
| **Net Other Income** | **$17,368.67** |
| **Net Income** | **$1,230.31** |

# Statement of Cash Flows

## Drink Monday Inc.

January-December, 2025

| FULL NAME | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | 44,460.33 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | **$125,567.20** |
| **Net cash provided by operating activities** | **$170,027.53** |
| INVESTING ACTIVITIES | |
| 1490 Research and Development | -5,300.00 |
| **Net cash provided by investing activities** | **-$5,300.00** |
| FINANCING ACTIVITIES | |
| 2710 Debt - Long Term:Long Term Debt | -348,504.11 |
| 3090 Retained Earnings | -359,613.62 |
| Loan from Shareholder | 366,529.95 |
| **Net cash provided by financing activities** | **-$341,587.78** |
| **NET CASH INCREASE FOR PERIOD** | **-$176,860.25** |
| **Cash at beginning of period** | **$552,127.86** |
| **CASH AT END OF PERIOD** | **$375,267.61** |

## Drink Monday Inc. Summary Capitalization Table

Pulley

Generated by Chris Boyd (chris@drinkmonday.co), data to 03-20-2024

| | Authorized | Issued and Outstanding | Available Shares | Capital Contribution | Issued and Outstanding % Ownership | Stock Options | Fully Diluted | Fully Diluted % Ownership |
|---|---|---|---|---|---|---|---|---|
| **Stock** | | | | | | | | |
| Common Stock classes | | | | | | | | |
| Common | 13,871,860. | 8,500,000. | 5,371,860. | $ 85.00 | 75.20% | 2,568,450. | 11,068,450 | 79.79% |
| Preferred Stock classes | | | | | | | | |
| Seed Preferred | 1,535,963. | 1,535,963. | 0. | $ 436,316.59 | 13.59% | | 1,535,963 | 11.07% |
| Shadow Preferred | 1,267,447. | 1,267,447. | 0. | $ - | 11.21% | | 1,267,447 | 9.14% |
| Subtotal - Preferred | 2,803,410 | 2,803,410 | | $ 436,316.59 | 24.80% | | 2,803,410 | 20.21% |
| **Total Stock** | **16,675,270** | **11,303,410** | | **$ 436,401.59** | **100.00%** | **2,568,450** | **13,871,860** | **100.00%** |
| **SAFEs and Convertibles** | | | | | | | | |
| Outstanding | | | | $ 916,422.83 | | | | |
| Converted (Conversion) | | | | $ 1,175,000.00 | | | | |
| **Total SAFEs and Convertibles** | | | | **$ 2,091,422.83** | | | | |
| **2021 Stock Option Plan** | | | | | | | | |
| Plan Size | 2,568,450. | | 18.52% | | | | | |
| Stock Options | | | | | | | | |
| Options Exercised | | 0. | 0.00% | | | | | |
| Options Outstanding | | 2,184,661. | 15.75% | | | | | |
| Restricted Stock | | | | | | | | |
| Restricted Stock Awards Outstanding | | 0. | 0.00% | | | | | |
| Restricted Stock Units Outstanding | | 0. | 0.00% | | | | | |
| Shares Available | | 383,789. | 2.77% | | | | | |
| **Total Fully Diluted Shares** | | **13,871,860** | | | | | | |

* Outstanding restricted stock is reflected in common stock outstanding (cell G7), but not double counted for fully diluted calculations

Pulley

## Drink Monday Inc. Summary Capitalization Table

Generated by Chris Boyd (chris@drinkmonday.co), data to 03-20-2024

| Stakeholder | Stakeholder Type | Common | Seed Preferred | Shadow Preferred | Issued and Outstanding | Stock Options | Fully Diluted | Issued and Outstanding % Ownership | Fully Diluted % Ownership |
|---|---|---|---|---|---|---|---|---|---|
| ALE Holdings, LLC | Other | 200,000. | 0. | 0. | 200,000 | 0. | 200,000 | 1.77% | 1.44% |
| Alissa Baldwin | Ex-Employee | 0. | 0. | 0. | | 2,500. | 2,500 | 0.00% | 0.02% |
| Anthony Domenici | Ex-Employee | 0. | 0. | 0. | | 6,249. | 6,249 | 0.00% | 0.05% |
| Ben Acott | Ex-Employee | 2,800,000. | 0. | 0. | 2,800,000 | 39,583. | 2,839,583 | 24.77% | 20.47% |
| Brad Seipp | Advisor | 833,000. | 0. | 0. | 833,000 | 0. | 833,000 | 7.37% | 6.00% |
| CJ Forse | Ex-Employee | 0. | 0. | 0. | | 11,666. | 11,666 | 0.00% | 0.08% |
| Chris Boyd | Founder | 1,900,000. | 0. | 0. | 1,900,000 | 200,000. | 2,100,000 | 16.81% | 15.14% |
| Garrett Potter | Consultant | 0. | 157,034. | 0. | 157,034 | 676,678. | 833,712 | 1.39% | 6.01% |
| James Bowers | Ex-Employee | 0. | 0. | 0. | | 6,249. | 6,249 | 0.00% | 0.05% |
| Jane Allen | Ex-Employee | 0. | 0. | 0. | | 22,916. | 22,916 | 0.00% | 0.17% |
| Jason Richey | Ex-Employee | 0. | 0. | 0. | | 41,530. | 41,530 | 0.00% | 0.30% |
| Jomaree Pinkard | Investor | 0. | 52,345. | 0. | 52,345 | 0. | 52,345 | 0.46% | 0.38% |
| Kayla Lyons | Ex-Employee | 0. | 0. | 0. | | 127,152. | 127,152 | 0.00% | 0.92% |
| Ken Young | Ex-Employee | 0. | 0. | 0. | | 549,066. | 549,066 | 0.00% | 3.96% |
| Leanna Flaig | Ex-Employee | 0. | 0. | 0. | | 1,666. | 1,666 | 0.00% | 0.01% |
| Marc Rodriguez | Investor | 0. | 52,345. | 0. | 52,345 | 0. | 52,345 | 0.46% | 0.38% |
| Marcelo Kertesz | Advisor | 1,334,000. | 0. | 0. | 1,334,000 | 70,000. | 1,404,000 | 11.80% | 10.12% |
| Mark Lathrum | Ex-Employee | 0. | 0. | 0. | | 19,199. | 19,199 | 0.00% | 0.14% |
| Meagan Sharp | Ex-Employee | 0. | 0. | 0. | | 25,624. | 25,624 | 0.00% | 0.18% |
| Michael Marckx | Advisor | 0. | 0. | 0. | | 50,000. | 50,000 | 0.00% | 0.36% |
| New Direction Trust Co | Investor | 0. | 255,845. | 0. | 255,845 | 0. | 255,845 | 2.26% | 1.84% |
| Republic Reg CF Holder | Investor | 0. | 0. | 1,267,447. | 1,267,447 | 0. | 1,267,447 | 11.21% | 9.14% |
| Ricardo Camargo | Advisor | 0. | 0. | 0. | | 50,000. | 50,000 | 0.00% | 0.36% |
| Rob Rubens | Investor | 400,000. | 104,690. | 0. | 504,690 | 100,000. | 604,690 | 4.46% | 4.36% |
| Ryan Mulvany | Ex-Employee | 833,000. | 0. | 0. | 833,000 | 14,583. | 847,583 | 7.37% | 6.11% |
| SI Securities, LLC | Investor | 0. | 6,396. | 0. | 6,396 | 0. | 6,396 | 0.06% | 0.05% |
| Sean Patrick | Advisor | 100,000. | 0. | 0. | 100,000 | 0. | 100,000 | 0.88% | 0.72% |
| Stevie Naumann | Employee | 0. | 0. | 0. | | 70,000. | 70,000 | 0.00% | 0.50% |
| Taylor Foxman | Advisor | 0. | 0. | 0. | | 50,000. | 50,000 | 0.00% | 0.36% |
| The David I. Stirling Rev | Investor | 0. | 907,308. | 0. | 907,308 | 0. | 907,308 | 8.03% | 6.54% |
| Tonya Wearner | Advisor | 100,000. | 0. | 0. | 100,000 | 50,000. | 150,000 | 0.88% | 1.08% |
| 2021 Stock Option Plan Available | | | | | | | 383,789. | | 2.77% |
| **Total** | | **8,500,000** | **1,535,963** | **1,267,447** | **11,303,410** | **2,184,661** | **13,871,860** | **100.00%** | **100.00%** |

**Pulley**

## Common (CS) Ledger

Generated by Chris Boyd (chris@drinkmonday.co), data to 03-20-2024

| Certificate ID | Stakeholder Name | Issue Date | Shares Issued | Shares Outstanding | Ownership Percentage | Price Per Share | Vesting Start Date | Vesting Schedule | Shares Vested | Shares Unvested | Capital Contribution |
|---|---|---|---|---|---|---|---|---|---|---|---|
| CS-1 | Chris Boyd | 2019-06-07 | 1,000,000. | 1,000,000. | 11.76% | $ 0.0001 | | Fully vested | 1,000,000. | 0. | $ 10.00 |
| CS-2 | Chris Boyd | 2019-10-23 | 900,000. | 900,000. | 10.59% | $ 0.0001 | | Fully vested | 900,000. | 0. | $ 9.00 |
| CS-3 | Ben Acott | 2019-10-23 | 3,000,000. | 0. | 0.00% | $ 0.0001 | | Fully vested | 0. | 0. | $ 30.00 |
| CS-4 | Brad Seipp | 2019-10-23 | 833,000. | 833,000. | 9.80% | $ 0.0001 | | Fully vested | 833,000. | 0. | $ 8.33 |
| CS-5 | Ryan Mulvany | 2019-10-23 | 833,000. | 833,000. | 9.80% | $ 0.0001 | | Fully vested | 833,000. | 0. | $ 8.33 |
| CS-6 | Marcelo Kertesz | 2019-10-23 | 1,334,000. | 1,334,000. | 15.69% | $ 0.0001 | | Fully vested | 1,334,000. | 0. | $ 13.34 |
| CS-7 | Tonya Wearner | 2019-10-23 | 100,000. | 100,000. | 1.18% | $ 0.0001 | | Fully vested | 100,000. | 0. | $ 1.00 |
| CS-8 | Rob Rubens | 2019-10-23 | 400,000. | 400,000. | 4.71% | $ 0.0001 | | Fully vested | 400,000. | 0. | $ 4.00 |
| CS-9 | Sean Patrick | 2019-10-23 | 100,000. | 100,000. | 1.18% | $ 0.0001 | | Fully vested | 100,000. | 0. | $ 1.00 |
| CS-10 | Avrum Elmakis | 2021-05-29 | 200,000. | 0. | 0.00% | $ 0.81 | | Fully vested | 0. | 0. | $ - |
| CS-11 | Ben Acott | 2021-05-29 | 2,800,000. | 2,800,000. | 32.94% | $ 0.0001 | | Fully vested | 2,800,000. | 0. | $ - |
| CS-12 | ALE Holdings, LLC | 2022-10-12 | 200,000. | 200,000. | 2.35% | $ 0.81 | | Fully vested | 200,000. | 0. | $ - |
| **Total** | | | | **8,500,000** | | | | | | | **$ 85.00** |

| Certificate ID | Debt Cancelled | Value of IP Contribution | Shares Repurchased | Repurchase Date | Amount Paid for Repurchase | Shares Transferred | Transfer Date | Transferred To | Amount Paid for Transfer | Transfer Reason | Shares Cancelled | Cancellation Date | Cancellation Reason |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CS-1 | 0. | 0. | 0. | | $ - | | | | $ - | | 0. | | |
| CS-2 | 0. | 0. | 0. | | $ - | | | | $ - | | 0. | | |
| CS-3 | 0. | 0. | 0. | | $ - | 3,000,000 | 2021-05-29 | CS-11, CS-10 | $ - | | 3,000,000. | 2021-05-29 | Transfer |
| CS-4 | 0. | 0. | 0. | | $ - | | | | $ - | | 0. | | |
| CS-5 | 0. | 0. | 0. | | $ - | | | | $ - | | 0. | | |
| CS-6 | 0. | 0. | 0. | | $ - | | | | $ - | | 0. | | |
| CS-7 | 0. | 0. | 0. | | $ - | | | | $ - | | 0. | | |
| CS-8 | 0. | 0. | 0. | | $ - | | | | $ - | | 0. | | |
| CS-9 | 0. | 0. | 0. | | $ - | | | | $ - | | 0. | | |
| CS-10 | 0. | 0. | 0. | | $ - | 200,000 | 2022-10-12 | CS-12 | $ - | Secondary Sale | 200,000. | 2022-10-12 | Transfer |
| CS-11 | 0. | 0. | 0. | | $ - | | | | $ 280.00 | | 0. | | |
| CS-12 | 0. | 0. | 0. | | $ - | | | | $ 162,000.00 | Transfer To Affilia | 0. | | |

| Certificate ID | Converted From | Conversion Date | Source | Federal Exemption | State Exemption | Domicile - State of Residence | Rule 144 Date | Board Approval Date | Equity Plan Name | Acceleration | Acceleration Provisions | Documents | Comments |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CS-1 | | | | | | CA | | | | | | | |
| CS-2 | | | | | | CA | | | | | | | |
| CS-3 | | | | | | CA | | | | | | | |
| CS-4 | | | | | | CA | | | | | | | |
| CS-5 | | | | | | CA | | | | | | | |
| CS-6 | | | | | | CA | | | | | | | |
| CS-7 | | | | | | CA | | | | | | | |
| CS-8 | | | | | | CA | | | | | | | |
| CS-9 | | | | | | CA | | | | | | | |
| CS-10 | | | Transferred from CS-3 | | | CO | | | | | | | |
| CS-11 | | | Transferred from CS-3 | | | CA | 0001-01-01 | | | | | | |
| CS-12 | | | Transferred from CS-10 | | | CO | | | | | | | |

Pulley

## Seed Preferred (PS) Ledger

Generated by Chris Boyd (chris@drinkmonday.co), data to 03-20-2024

| Certificate ID | Stakeholder Name | Issue Date | Shares Issued | Shares Outstanding | Ownership Percentage | Price Per Share | Vesting Start Date | Vesting Schedule | Shares Vested | Shares Unvested | Capital Contribution | Debt Cancelled |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PS-1 | New Direction Trust Company FBO Various Custodial Accounts | 2022-07-18 | 255,845. | 255,845. | 16.66% | $ 1.6638 | | Fully vested | 255,845. | 0. | $ 425,674.92 | 0. |
| PS-2 | SI Securities, LLC | 2022-07-18 | 6,396. | 6,396. | 0.42% | $ 1.6638 | | Fully vested | 6,396. | 0. | $ 10,641.67 | 0. |
| PS-3 | Rob Rubens | 2022-07-18 | 52,345. | 52,345. | 3.41% | $ 1.6638 | | Fully vested | 52,345. | 0. | $ - | 25,000. |
| PS-4 | Marc Rodriguez | 2022-07-18 | 52,345. | 52,345. | 3.41% | $ 1.6638 | | Fully vested | 52,345. | 0. | $ - | 25,000. |
| PS-5 | Garrett Potter | 2022-07-18 | 157,034. | 157,034. | 10.22% | $ 1.6638 | | Fully vested | 157,034. | 0. | $ - | 0. |
| PS-6 | Jomaree Pinkard | 2022-07-18 | 52,345. | 52,345. | 3.41% | $ 1.6638 | | Fully vested | 52,345. | 0. | $ - | 25,000. |
| PS-7 | Rob Rubens | 2022-07-18 | 52,345. | 52,345. | 3.41% | $ 1.6638 | | Fully vested | 52,345. | 0. | $ - | 25,000. |
| PS-8 | The David I. Stirling Revocable Trust | 2022-07-18 | 907,308. | 907,308. | 59.07% | $ 1.6638 | | Fully vested | 907,308. | 0. | $ - | 1,000,000. |
| **Total** | | | | **1,535,963** | | | | | | | **$ 436,316.59** | |

| Certificate ID | Value of IP Contribution | Shares Repurchased | Repurchase Date | Amount Paid for Repurchase | Shares Transferred | Transfer Date | Transferred To | Amount Paid for Transfer | Transfer Reason | Shares Cancelled | Cancellation Date | Cancellation Reason |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PS-1 | 0. | 0. | | $ - | | | | $ - | | 0. | | |
| PS-2 | 0. | 0. | | $ - | | | | $ - | | 0. | | |
| PS-3 | 0. | 0. | | $ - | | | | $ - | | 0. | | |
| PS-4 | 0. | 0. | | $ - | | | | $ - | | 0. | | |
| PS-5 | 0. | 0. | | $ - | | | | $ - | | 0. | | |
| PS-6 | 0. | 0. | | $ - | | | | $ - | | 0. | | |
| PS-7 | 0. | 0. | | $ - | | | | $ - | | 0. | | |
| PS-8 | 0. | 0. | | $ - | | | | $ - | | 0. | | |

| Certificate ID | Converted From | Conversion Date | Source | Federal Exemption | State Exemption | Domicile - State of Residence | Rule 144 Date | Board Approval Date | Equity Plan Name | Acceleration | Acceleration Provisions | Documents | Comments |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PS-1 | | | | | | CO | 2022-07-18 | | | | | | |
| PS-2 | | | | | | NY | 2022-07-18 | | | | | | |
| PS-3 | SAFE-1 | 2022-07-18 | | | | CA | | | | | | | |
| PS-4 | SAFE-2 | 2022-07-18 | | | | CA | | | | | | | |
| PS-5 | | | | | | CA | | | | | | | |
| PS-6 | SAFE-4 | 2022-07-18 | | | | NY | | | | | | | |
| PS-7 | SAFE-5 | 2022-07-18 | | | | CA | | | | | | | |
| PS-8 | SAFE-6 | 2022-07-18 | | | | NJ | | | | | | | |

# Shadow Preferred (PSH) Ledger

Pulley

Generated by Chris Boyd (chris@drinkmonday.co), data to 03-20-2024

| Certificate ID | Stakeholder Name | Issue Date | Shares Issued | Shares Outstanding | Ownership Percentage | Price Per Share | Vesting Start Date | Vesting Schedule | Shares Vested | Shares Unvested | Capital Contribution | Debt Cancelled | Value of IP Contribution | Shares Repurchased | Repurchase Date | Amount Paid for Repurchase | Shares Transferred | Transfer Date |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PSH-1 | Republic Reg CF H | 2022-07-18 | 1,267,447. | 1,267,447. | 100.00% | $ 1.6638 | | Fully vested | 1,267,447. | 0. | $ - | 0. | 0. | 0. | | $ - | | |
| **Total** | | | | **1,267,447** | | | | | | | **$ -** | | | | | | | |

| Certificate ID | Transferred To | Amount Paid for Transfer | Transfer Reason | Shares Cancelled | Cancellation Date | Cancellation Reason | Converted From | Conversion Date | Source | Federal Exemption | State Exemption | Domicile - State of Residence | Rule 144 Date | Board Approval Date | Equity Plan Name | Acceleration | Acceleration Provisions | Documents | Comments |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PSH-1 | | $ - | | 0. | | | | | | | | | 2022-07-18 | | | | | | |
| **Total** | | | | | | | | | | | | | | | | | | | |

## 2021 Stock Option Plan

Pulley

Generated by Chris Boyd (chris@drinkmonday.co), data to 03-20-2024

| Certificate ID | Stakeholder Name | Grant Date | Expiration Date | Equity Plan | Grant Type | Exercise Price | Granted | Outstanding | Vested | Vested Outstanding | Unvested |
|---|---|---|---|---|---|---|---|---|---|---|---|
| OPT-1 | Rob Rubens | 2021-06-11 | 2031-05-01 | 2021 Stock Optio | NSO | $ 0.09 | 100,000. | 100,000. | 100,000. | 100,000. | 0. |
| OPT-2 | Garrett Potter | 2021-06-11 | 2031-05-01 | 2021 Stock Optio | NSO | $ 0.09 | 592,000. | 592,000. | 592,000. | 592,000. | 0. |
| OPT-3 | Chris Boyd | 2021-06-11 | 2031-05-01 | 2021 Stock Optio | NSO | $ 0.09 | 150,000. | 150,000. | 106,250. | 106,250. | 43,750. |
| OPT-4 | Stevie Naumann | 2021-06-11 | 2031-05-01 | 2021 Stock Optio | ISO | $ 0.09 | 45,000. | 45,000. | 31,875. | 31,875. | 13,125. |
| OPT-5 | Ben Acott | 2021-06-11 | 2031-05-01 | 2021 Stock Optio | NSO | $ 0.09 | 100,000. | 39,583. | 39,583. | 39,583. | 0. |
| OPT-6 | Marcelo Kertesz | 2021-10-07 | 2031-09-30 | 2021 Stock Optio | NSO | $ 0.09 | 50,000. | 50,000. | 30,208. | 30,208. | 19,792. |
| OPT-7 | Ryan Mulvany | 2021-10-07 | 2031-09-30 | 2021 Stock Optio | NSO | $ 0.09 | 50,000. | 14,583. | 14,583. | 14,583. | 0. |
| OPT-8 | Tonya Wearner | 2021-10-07 | 2031-09-30 | 2021 Stock Optio | NSO | $ 0.09 | 50,000. | 50,000. | 30,208. | 30,208. | 19,792. |
| OPT-9 | Meagan Sharp | 2021-10-07 | 2031-09-30 | 2021 Stock Optio | ISO | $ 0.09 | 5,000. | 2,708. | 2,708. | 2,708. | 0. |
| OPT-10 | Mark Lathrum | 2022-03-21 | 2032-03-20 | 2021 Stock Optio | NSO | $ 0.09 | 14,400. | 14,400. | 14,400. | 14,400. | 0. |
| OPT-11 | Jason Richey | 2022-04-01 | 2032-03-31 | 2021 Stock Optio | NSO | $ 0.09 | 24,864. | 24,864. | 24,864. | 24,864. | 0. |
| OPT-12 | Ken Young | 2022-11-28 | 2032-11-27 | 2021 Stock Optio | NSO | $ 0.38 | 693,558. | 549,066. | 433,473. | 433,473. | 115,593. |
| OPT-13 | Garrett Potter | 2023-01-26 | 2033-01-25 | 2021 Stock Optio | NSO | $ 0.38 | 34,678. | 34,678. | 34,678. | 34,678. | 0. |
| OPT-14 | Kayla Lyons | 2023-01-26 | 2033-01-25 | 2021 Stock Optio | ISO | $ 0.38 | 277,423. | 127,152. | 127,152. | 127,152. | 0. |
| OPT-15 | Jane Allen | 2023-01-26 | 2033-01-25 | 2021 Stock Optio | ISO | $ 0.38 | 25,000. | 22,916. | 22,916. | 22,916. | 0. |
| OPT-16 | Stevie Naumann | 2023-01-26 | 2033-01-25 | 2021 Stock Optio | ISO | $ 0.38 | 25,000. | 25,000. | 25,000. | 25,000. | 0. |
| OPT-17 | Meagan Sharp | 2023-01-26 | 2033-01-25 | 2021 Stock Optio | ISO | $ 0.38 | 25,000. | 22,916. | 22,916. | 22,916. | 0. |
| OPT-18 | Ricardo Camargo | 2023-01-26 | 2033-01-25 | 2021 Stock Optio | NSO | $ 0.38 | 50,000. | 50,000. | 50,000. | 50,000. | 0. |
| OPT-19 | Taylor Foxman | 2023-01-26 | 2033-01-25 | 2021 Stock Optio | NSO | $ 0.38 | 50,000. | 50,000. | 50,000. | 50,000. | 0. |
| OPT-20 | Michael Marckx | 2023-01-26 | 2033-01-25 | 2021 Stock Optio | NSO | $ 0.38 | 50,000. | 50,000. | 50,000. | 50,000. | 0. |
| OPT-21 | Garrett Potter | 2023-03-01 | 2033-02-28 | 2021 Stock Optio | NSO | $ 0.38 | 50,000. | 50,000. | 45,833. | 45,833. | 4,167. |
| OPT-22 | Mark Lathrum | 2023-06-02 | 2033-06-01 | 2021 Stock Option Plan | | $ 0.38 | 14,400. | 4,799. | 4,799. | 4,799. | 0. |
| OPT-23 | James Bowers | 2023-06-02 | 2033-06-01 | 2021 Stock Option Plan | | $ 0.38 | 15,000. | 6,249. | 6,249. | 6,249. | 0. |
| OPT-24 | Marcelo Kertesz | 2023-06-02 | 2033-06-01 | 2021 Stock Option Plan | | $ 0.38 | 20,000. | 20,000. | 14,999. | 14,999. | 5,001. |
| OPT-25 | CJ Forse | 2023-06-02 | 2033-06-01 | 2021 Stock Option Plan | | $ 0.38 | 20,000. | 11,666. | 11,666. | 11,666. | 0. |
| OPT-26 | Jason Richey | 2023-06-02 | 2033-06-01 | 2021 Stock Option Plan | | $ 0.38 | 25,000. | 16,666. | 14,583. | 14,583. | 2,083. |
| OPT-27 | Anthony Domeni | 2023-06-02 | 2033-06-01 | 2021 Stock Option Plan | | $ 0.38 | 25,000. | 6,249. | 6,249. | 6,249. | 0. |
| OPT-28 | Chris Boyd | 2023-06-02 | 2033-06-01 | 2021 Stock Option Plan | | $ 0.38 | 50,000. | 50,000. | 37,499. | 37,499. | 12,501. |
| OPT-29 | Leanna Flaig | 2023-06-02 | 2033-06-01 | 2021 Stock Option Plan | | $ 0.38 | 10,000. | 1,666. | 1,666. | 1,666. | 0. |
| OPT-30 | Alissa Baldwin | 2023-06-02 | 2033-06-01 | 2021 Stock Option Plan | | $ 0.38 | 15,000. | 2,500. | 2,500. | 2,500. | 0. |
| **Total** | | | | | | | **2,656,323** | **2,184,661** | **1,948,857** | **1,948,857** | **235,804** |

| Certificate ID | Exercised | Dates of Exercise | Amount Cancelled | Date of Cancellation | Cancellation Reason | Reallocated Cancelled Equity | Termination Date | Domicile - State of Residence | Board Approval Date | Share Class Name | Vesting Schedule | Vesting Start Date |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| OPT-1 | 0. | | 0. | | | 0. | | CA | 2021-05-20 | Common | Fully vested | |
| OPT-2 | 0. | | 0. | | | 0. | | CA | 2021-05-20 | Common | 1/24 monthly, no | 2021-03-01 |
| OPT-3 | 0. | | 0. | | | 0. | | CA | 2021-05-20 | Common | 1/48 monthly, no | 2021-05-20 |
| OPT-4 | 0. | | 0. | | | 0. | | CA | 2021-05-20 | Common | 1/48 monthly, no | 2021-05-20 |
| OPT-5 | 0. | | 60,417. | | | 0. | 2021-12-31 | CA | 2021-05-20 | Common | 1/48 monthly, no | 2021-05-20 |
| OPT-6 | 0. | | 0. | | | 0. | | CA | 2021-10-07 | Common | 1/48 monthly, no | 2021-10-01 |
| OPT-7 | 0. | | 35,417. | | | 0. | 2022-12-31 | CA | 2021-10-07 | Common | 1/48 monthly, no | 2021-10-01 |
| OPT-8 | 0. | | 0. | | | 0. | | CA | 2021-10-07 | Common | 1/48 monthly, no | 2021-10-01 |
| OPT-9 | 0. | | 2,292. | | | 0. | 2023-10-06 | CA | 2021-10-07 | Common | 1/48 monthly, no | 2021-10-01 |
| OPT-10 | 0. | | 0. | | | 0. | 2023-10-06 | CA | | Common | 1/12 monthly, no | 2022-03-01 |
| OPT-11 | 0. | | 0. | | | 0. | 2023-10-06 | CA | | Common | 1/12 monthly, no | 2022-04-01 |
| OPT-12 | 0. | | 144,492. | | | 0. | 2023-09-29 | | 2022-11-28 | Common | 1/24 monthly, no | 2022-11-28 |
| OPT-13 | 0. | | 0. | | | 0. | | CA | 2023-01-26 | Common | 1/2 monthly | 2023-01-01 |
| OPT-14 | 0. | | 150,271. | | | 0. | 2023-05-09 | | 2023-01-26 | Common | 1/24 monthly, no | 2023-01-01 |
| OPT-15 | 0. | | 2,084. | | | 0. | 2023-10-06 | | 2023-01-26 | Common | 1/12 monthly, no | 2023-01-01 |
| OPT-16 | 0. | | 0. | | | 0. | | CA | 2023-01-26 | Common | 1/12 monthly, no | 2023-01-01 |
| OPT-17 | 0. | | 2,084. | | | 0. | 2023-10-06 | CA | 2023-01-26 | Common | 1/12 monthly, no | 2023-01-01 |
| OPT-18 | 0. | | 0. | | | 0. | | CA | 2023-01-26 | Common | 1/12 monthly, no | 2023-01-01 |
| OPT-19 | 0. | | 0. | | | 0. | | NY | 2023-01-26 | Common | 1/12 monthly, no | 2023-01-01 |
| OPT-20 | 0. | | 0. | | | 0. | | CA | 2023-01-26 | Common | 1/12 monthly, no | 2023-01-01 |
| OPT-21 | 0. | | 0. | | | 0. | | CA | 2023-02-23 | Common | 1/12 monthly, no | 2023-03-01 |
| OPT-22 | 0. | | 9,601. | | | 0. | 2023-10-06 | CA | 2023-06-02 | Common | 1/12 monthly, no | 2023-05-01 |
| OPT-23 | 0. | | 8,751. | | | 0. | 2023-09-29 | | 2023-06-02 | Common | 1/12 monthly, no | 2023-03-01 |
| OPT-24 | 0. | | 0. | | | 0. | | CA | 2023-06-02 | Common | 1/12 monthly, no | 2023-05-01 |
| OPT-25 | 0. | | 8,334. | | | 0. | 2023-09-29 | | 2023-06-02 | Common | 1/12 monthly, no | 2023-05-01 |
| OPT-26 | 0. | | 8,334. | | | 0. | 2023-10-06 | CA | 2023-06-02 | Common | 1/12 monthly, no | 2023-05-01 |
| OPT-27 | 0. | | 18,751. | | | 0. | 2023-09-29 | CA | 2023-06-02 | Common | 1/12 monthly, no | 2023-05-01 |
| OPT-28 | 0. | | 0. | | | 0. | | CA | 2023-06-02 | Common | 1/12 monthly, no | 2023-05-01 |
| OPT-29 | 0. | | 8,334. | | | 0. | 2023-10-06 | OR | 2023-06-02 | Common | 1/36 monthly, no | 2023-06-01 |
| OPT-30 | 0. | | 12,500. | | | 0. | 2023-10-06 | CA | 2023-06-02 | Common | 1/36 monthly, no | 2023-06-01 |

| Certificate ID | Early Exercise | Federal Exemption | State Exemption | Acceleration | Acceleration Provisions | Documents | Comments | Transfer Reason | Voluntary Termination | Involuntary Termination | Termination With Cause | Death | Disability | Retirement |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| OPT-1 | Yes | Rule 701 | | Yes | Single trigger | 2021 Option Plan | | | 3 Years | 3 Years | 0 Day | 18 Months | 18 Months | 3 Years |
| OPT-2 | Yes | Rule 701 | | Yes | Single trigger | 2021 Option Plan | | | 3 Years | 3 Years | 0 Day | 18 Months | 18 Months | 3 Years |
| OPT-3 | Yes | Rule 701 | | Yes | Single trigger | 2021 Option Plan | | | 3 Years | 3 Years | 0 Day | 18 Months | 18 Months | 3 Years |
| OPT-4 | Yes | Rule 701 | | Yes | Single trigger | 2021 Option Plan | | | 3 Years | 3 Years | 0 Day | 18 Months | 18 Months | 3 Years |
| OPT-5 | Yes | Rule 701 | | Yes | Single trigger | 2021 Option Plan | | | 3 Years | 3 Years | 0 Day | 18 Months | 18 Months | 3 Years |
| OPT-6 | Yes | | | | | Option Grant | | | | | | | | |
| OPT-7 | Yes | | | | | Option Grant | | | | | | | | |
| OPT-8 | Yes | | | | | Option Grant | | | | | | | | |
| OPT-9 | Yes | | | | | Option Grant | | | | | | | | |
| OPT-10 | No | Rule 701 | | Yes | Single trigger | 2021 Option Plan | | | 3 Years | 3 Years | 0 Year | 18 Months | 18 Months | 3 Years |
| OPT-11 | No | Rule 701 | | Yes | Single trigger | 2021 Option Plan | | | 3 Years | 3 Years | 0 Day | 18 Months | 18 Months | 3 Years |
| OPT-12 | No | Rule 701 | | Yes | Single trigger | 2021 Option Plan | | | 3 Years | 3 Years | | 18 Months | | 3 Years |
| OPT-13 | Yes | Rule 701 | | Yes | Single trigger | 2021 Option Plan | | | | | | | | |
| OPT-14 | Yes | Rule 701 | | Yes | Single trigger | 2021 Option Plan | | | | | | | | |
| OPT-15 | Yes | Rule 701 | | Yes | Single trigger | 2021 Option Plan | | | | | | | | |
| OPT-16 | Yes | Rule 701 | | Yes | Single trigger | 2021 Option Plan | | | | | | | | |
| OPT-17 | Yes | Rule 701 | | Yes | Single trigger | 2021 Option Plan | | | | | | | | |
| OPT-18 | Yes | Rule 701 | | Yes | Single trigger | 2021 Option Plan | | | | | | | | |
| OPT-19 | Yes | Rule 701 | | Yes | Single trigger | 2021 Option Plan | | | | | | | | |
| OPT-20 | Yes | Rule 701 | | Yes | Single trigger | 2021 Option Plan | | | | | | | | |
| OPT-21 | Yes | Rule 701 | | Yes | Single trigger | 2021 Option Plan | | | | | | | | |
| OPT-22 | No | Rule 701 | | No | | 2021 Option Plan | | | | | | | | |
| OPT-23 | No | Rule 701 | | No | | 2021 Option Plan | | | | | | | | |
| OPT-24 | No | Rule 701 | | No | | 2021 Option Plan | | | | | | | | |
| OPT-25 | No | Rule 701 | | No | | 2021 Option Plan | | | | | | | | |
| OPT-26 | No | Rule 701 | | No | | 2021 Option Plan | | | | | | | | |
| OPT-27 | No | Rule 701 | | No | | 2021 Option Plan | | | | | | | | |
| OPT-28 | No | Rule 701 | | No | | 2021 Option Plan | | | | | | | | |
| OPT-29 | No | Rule 701 | | No | | 2021 Option Plan | | | | | | | | |
| OPT-30 | No | Rule 701 | | No | | 2021 Option Plan | | | | | | | | |

**Summary of 2021 Stock Option Plan**

| | |
|---|---|
| Authorized Shares | 2,568,450. |
| Options Granted | 2,656,323. |
| Options Exercised | 0. |
| RSAs Granted | 0. |
| RSUs Granted | 0. |
| Profit Interests Granted | 0. |
| Repurchased | 0. |
| Cancelled | 471,662. |
| Reallocated Cancelled Equity | 0. |
| Available for Issuance | 383,789. |

**Pulley**

## Convertibles

Generated by Chris Boyd (chris@drinkmonday.co), data to 03-20-2024

| Convertible ID | Stakeholder | Grant Date | Principal Issued | Principal Outstanding | Interest Rate | Interest | Interest Outstanding | Total | Total Outstanding | Valuation Cap | Conversion Discount |
|---|---|---|---|---|---|---|---|---|---|---|---|
| SAFE-1 | Rob Rubens | 2020-12-28 | $ 25,000.00 | $ - | 0.00% | $ - | $ - | $ 25,000.00 | $ - | $ 6,500,000.00 | 0.00% |
| SAFE-2 | Marc Rodriguez | 2021-02-02 | $ 25,000.00 | $ - | 0.00% | $ - | $ - | $ 25,000.00 | $ - | $ 6,500,000.00 | 0.00% |
| SAFE-3 | Garrett Potter | 2021-02-26 | $ 75,000.00 | $ - | 0.00% | $ - | $ - | $ 75,000.00 | $ - | $ 6,500,000.00 | 0.00% |
| SAFE-4 | Jomaree Pinkard | 2021-03-11 | $ 25,000.00 | $ - | 0.00% | $ - | $ - | $ 25,000.00 | $ - | $ 6,500,000.00 | 0.00% |
| SAFE-5 | Rob Rubens | 2021-03-22 | $ 25,000.00 | $ - | 0.00% | $ - | $ - | $ 25,000.00 | $ - | $ 6,500,000.00 | 0.00% |
| SAFE-6 | The David I. Stirlir | 2021-08-20 | $ 1,000,000.00 | $ - | 0.00% | $ - | $ - | $ 1,000,000.00 | $ - | $ 15,000,000.00 | 0.00% |
| SAFE-7 | Republic Reg CF H | 2021-04-16 | $ 916,422.83 | $ 916,422.83 | 0.00% | $ - | $ - | $ 916,422.83 | $ 916,422.83 | $ 7,000,000.00 | 0.00% |

| Convertible ID | MFN | MFN Date | Converted Date | Converted To | Maturity Date | Cancellation Date | Cancellation Reason | Federal Exemption | State Exemption | Domicile - State of Residence | Status | Conversion Type | Documents | Comments |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| SAFE-1 | No | | 2022-07-18 | PS-3 | | 2022-07-18 | Conversion | | | CA | Converted | | | |
| SAFE-2 | No | | 2022-07-18 | PS-4 | | 2022-07-18 | Conversion | | | CA | Converted | Post-Money | | |
| SAFE-3 | No | | 2022-07-18 | | | 2022-07-18 | Conversion | | | CA | Converted | | | |
| SAFE-4 | No | | 2022-07-18 | PS-6 | | 2022-07-18 | Conversion | | | NY | Converted | Post-Money | | |
| SAFE-5 | No | | 2022-07-18 | PS-7 | | 2022-07-18 | Conversion | | | CA | Converted | | | |
| SAFE-6 | No | | 2022-07-18 | PS-8 | | 2022-07-18 | Conversion | | | NJ | Converted | Post-Money | | |
| SAFE-7 | No | | | | | | | | | | Outstanding | Post-Money | | |

Pulley

## Voting Ownership

Generated by Chris Boyd (chris@drinkmonday.co), data to 03-20-2024

| Stakeholder Name | Votes | Voting Ownership Percentage |
|---|---|---|
| ALE Holdings, LLC | 200,000. | 1.99% |
| Ben Acott | 2,800,000. | 27.90% |
| Brad Seipp | 833,000. | 8.30% |
| Chris Boyd | 1,900,000. | 18.93% |
| Garrett Potter | 157,034. | 1.56% |
| Jomaree Pinkard | 52,345. | 0.52% |
| Marc Rodriguez | 52,345. | 0.52% |
| Marcelo Kertesz | 1,334,000. | 13.29% |
| New Direction Trust Company FBO \ | 255,845. | 2.55% |
| Rob Rubens | 504,690. | 5.03% |
| Ryan Mulvany | 833,000. | 8.30% |
| SI Securities, LLC | 6,396. | 0.06% |
| Sean Patrick | 100,000. | 1.00% |
| The David I. Stirling Revocable Trust | 907,308. | 9.04% |
| Tonya Wearner | 100,000. | 1.00% |
| **Totals** | **10,035,963** | **100.00%** |

**NOTE 1 – NATURE OF OPERATIONS**

Drink Monday Inc. was formed on June 6, 2019 ("Inception") in the State of Delaware. The financial statements of Drink Monday Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Carlsbad, CA].

Drink Monday, Inc. ("Monday" or the "Company") is a pioneer brand in the burgeoning non-alcoholic beverage category serving premium spirits to consumers demanding cocktails without compromise.
Our drinks portfolio targets spirit categories that allow Monday to stand out with bold, complex flavor profiles that look, feel, and most importantly taste like familiar top-shelf spirits that mix 1:1 in classic cocktails.

Our initial digital-first, e-commerce (DTC/AMZN/select partners) approach put us in a strong early position to reach broad audiences quickly.
Recently, we've expanded into a multi-channel approach (B2B) where we plan to expand into retail/brick-and-mortar.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when performance obligations under the terms of contracts with customers are satisfied, which occurs upon shipment or delivery of products to the customer. The Company generates revenues primarily from the sale of non-alcoholic spirits. Payment is generally collected upfront at the time of sale. Revenues are recorded net of discounts, refunds, and chargebacks.

*Stock Based Compensation*
The Company accounts for all stock-based compensation awards issued to employees and non-employees under ASC 718, Compensation — Stock Compensation. Share-based compensation cost is measured at the grant date based on the estimated fair value of the award and is recognized as expense over the requisite service or vesting period. The fair value of stock option awards is estimated on the date of grant using the Black-Scholes option valuation model

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California and Delaware state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for tax returns filed in the past 3 years. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**

The Company maintains no debt at the time of this filing.

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 5 – STOCKHOLDERS' EQUITY

*Common Stock*
We have authorized the issuance of 13,871,860 shares of our common stock with par value of $0.0001. As of April 20, 2026 the company has currently issued 8,500,000 shares of our common stock.

*Seed Preferred Stock*
We have authorized the issuance of 1,535,963 shares of our seed preferred stock. As of April 20, 2026 the company has currently issued 1,535,963 shares of our seed preferred stock.

*Shadow Preferred Stock*
We have authorized the issuance of 1,267,447 shares of our shadow preferred stock. As of April 20, 2026 the company has currently issued 1,267,447 shares of our shadow preferred stock.

## NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 20, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Chris Boyd, the CEO of Drink Monday Inc., hereby certify that the financial statements of Drink Monday Inc. and notes thereto for the periods ending 2024-2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $366,338; taxable income of $366,338 and total tax of $3,132.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 20th of April, 2026.

CEO

4.20.2026